SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.     On Track Innovations Ltd. Press Release dated March 24, 2003.

2.     On Track Innovations Ltd. Press Release dated March 26, 2003.

3.     On Track Innovations Ltd. Press Release dated March 31, 2003.

4.     On Track Innovations Ltd. Press Release dated April 2, 2003.

5.     On Track Innovations Ltd. Press Release dated April 15, 2003.

6.     On Track Innovations Ltd. Press Release dated May 12, 2003.

ITEM I.1

FOR IMMEDIATE RELEASE

OTI Contact: Galit Mendelson Director of Communications 212 749 4294 galit@otiglobal.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

OTI RETAINS PORTFOLIO PR AS PUBLIC AND INVESTOR RELATIONS COUNSEL

Cupertino, CA– March 24, 2003 –OTI (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced that it has retained PortfolioPR, a veteran New York-based investor and public relations firm.

Established in 1990, OTI (On Track Innovations Ltd.) designs, develops and markets solutions to address the needs of a wide variety of markets. Applications developed by OTI include solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. The Company was awarded the prestigious ESCAT Award for smart card innovation both in 1998 and 2000.

Recently, MasterCard chose OTI technology for its PayPass™- a new contactless card payment program that simplifies consumer usage. OTI’s technology was adopted for security control by Amsterdam’s Schiphol Airport. In South Africa and South America, several major commercial fleets and other companies have adopted OTI’s EasyFuel solution. OTI is the exclusive provider of smart card based infrastructure for secure access control solutions for Israeli government agencies. OTI markets and supports its products via regional offices in the US, Europe, Asia Pacific, and Africa.

Commenting on the appointment, Ohad Bashan, President and CEO of OTI America stated, “We’re excited to have PortfolioPR help us communicate our compelling story to the public and investor community. With our November 2002 listing on NASDAQ, we intend to aggressively seek investors, analysts and greater exposure to the financial community. PortfolioPR’s experience and track-record make them the ideal choice.”

Paul Holm, PortfolioPR principal stated, “We are proud to represent OTI, whose solutions are increasingly becoming the technology of choice for major applications including micropayments access-control, security systems, facility management, mass transit, parking, and gasoline management systems.”

About PortfolioPR:

PortfolioPR is a dynamic and innovative investor and public relations firm dedicated to first-rate customer service. It is grounded in three areas of expertise: investor and public relations skills, hands-on business experience, and expertise in state-of-the-art presentation technology. With its network of strategic alliances, including investor relations firms in other countries, and Presentation Excellence, a presentation coaching/consulting firm, PortfolioPR is able to help its clients truly stand out. It currently services clients in the United States, Canada and Israel.

About OTI

Established in 1990, OTI (Nasdaq: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. OTI has numerous successful installations of its products around the world, including access security for Amsterdam’s Schipol Airport, and the technology for the Chinese National ID card. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit their website at www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

ITEM I.2

NEWS RELEASE
FARGO Electronics, Incorporated

FOR IMMEDIATE RELEASE

6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344 USA

FOR FURTHER INFORMATION:
Fargo Electronics contact: Sharon Steinhoff Smith 952-941-9470, ext. 187 E-mail: pr@fargo.com	OTI contact: Galit Mendelson 212-749-4294 galit@otiamerica.com

On Track Innovations Ltd. Joins Fargo Technology Alliance

LAS VEGAS (March 26, 2003) — Fargo Electronics (Nasdaq: FRGO), Inc. today announced that On Track Innovations Ltd. (OTI) (Nasdaq: OTIV, Prime Standard: OT5) has joined the Fargo Technology Alliance (FTA), a global technology group that promotes effective, advanced smart card solutions. OTI is a leader in contactless microprocessor-based smart card solutions, with headquarters in Israel and offices in the U.S., Europe, South Africa and Asia Pacific. Fargo creates innovative printing systems that personalize plastic identification cards, complete with digital images and text, lamination, and electronically encoded information. The announcement came at International Security Conference West 2003 (ISC West), which runs March 26-28 at the Sands Expo & Convention Center here.

The Fargo Technology Alliance now unites 31 smart card solution providers with Fargo’s network of international and domestic distribution partners. Together with the Alliance members – smart, optical, and proximity card application software developers and manufacturers – Fargo’s distribution partners are able to provide a wide range of complete solutions for end users.

“Fargo and OTI have already worked together on an international ID project involving Fargo’s Pro-LX printer and OTI’s Saturn reading and encoding product line,” says Neil O’Mara, Fargo’s Director of E-card Business Development. “Joining the Fargo Technology Alliance will strengthen the relationship already established and make their solutions more widely available.”

Ohad Bashan, CEO of OTI America, commented, “We are proud to be become a member of the Fargo Technology Alliance. This prestigious global technology group is in the forefront of advocating adoption of innovative smart card solutions. This recognition is part of OTI’s strategic drive to become the leading provider of contactless microprocessor-based smart card solutions.”

About OTI

Established in 1990, OTI (Nasdaq: OTIV, Prime Standard: OT5) designs, develops and markets contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. OTI has numerous successful installations of its products around the world, including access security for Amsterdam’s Schipol Airport and, and the technology for the Chinese National ID card. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit their website at www.otiglobal.com.

About Fargo

Fargo (Nasdaq: FRGO) is the world’s leader in innovative technologies for desktop plastic card personalization systems. Based in Eden Prairie, Minnesota, Fargo is the only manufacturer to offer three distinct technologies in card printing systems – High Definition Printing™ (reverse image), traditional Direct-to-Card printing (dye-sublimation), and CardJet Printing Technology™ (inkjet) – to personalize plastic identification cards, complete with digital images and text, lamination, and electronically encoded information.

Personalized identification cards provide physical, information, and transaction security for a wide variety of applications including Corporations, National IDs, Drivers’ Licenses, Universities, Schools, Government Installations, Transportation, Casinos, Healthcare Facilities, E-commerce, Retail Stores, Correctional Institutions, Associations, Sports Events and Recreation Sites. More than 70,000 Fargo systems have been sold in the U.S. and in over 80 other countries. For more information, visit Fargo’s Web site at http://www.fargo.com.

###

ITEM I.3

OTI REPORTS FY2002 FOURTH QUARTER & YEAR END RESULTS

Major Reductions in Operating Loss and Net Loss vs. FY 2001;
Expected to Reach Profitability During FY 2003

Cupertino, CA– March 31, 2003 –OTI (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced its consolidated financial results for the fourth quarter and year ended December 31, 2002.

Revenues for the year ended December 31, 2002 were $18.0 million compared to $19.9 million for the year ended December 31, 2001. Gross profit for FY 2002 was $8.5 million compared to $8.7 million. Operating loss for FY 2002 decreased 60%, to $4.1 million from $10.2 million in FY 2001. Net loss for FY 2002 decreased 47%, to $6.2 million, or $3.76 per share, from a net loss of $11.7 million, or $7.49 per share, in 2001.

Revenues for the fourth quarter ended December 31, 2002 were $3.9 million compared to $5.7 million for the fourth quarter ended December 31, 2001. Gross profit for fourth quarter of FY 2002 was $1.9 million compared to $2.3 million. Operating loss for fourth quarter of FY 2002 decreased 47%, to $1.2 million from $2.2 million in the fourth quarter of FY 2001. Net loss for the fourth quarter of FY 2002 decreased 48%, to $2.0 million, or $1.15 per share, from a net loss of $3.9 million, or $2.45 per share, in the fourth quarter of 2001.

The highly significant decreases of 60% in operating loss and 47% in net loss, with revenues decreasing by only 10%, are indicative of the business developments and changes that have taken place at OTI during FY 2002. In 2002, OTI made a decision to focus on higher margin projects, and recurring revenue models that generate service fees from ongoing customer services, technical support and transaction fees. Thus, in 2002, OTI turned down various low margin projects in order to successfully focus on its business model. The result was a less than ten percent decrease in revenues along with an increase in profit margin. At the same time, OTI implemented a program of financial discipline including considerable cost cutting measures.

During 2002, many important business developments took place. On the financial side, in November, OTI listed its shares for trading on NASDAQ. On the business side, OTI’s EasyFuel set of turnkey solutions for petroleum payment management was adopted by a number of major customers in Europe, South America, and South Africa. The Government of Israel chose the Company’s contactless, microprocessor-based smart card readers for security access control systems. This followed an earlier decision by the Israeli Ministry of Defense to award the contract for developing and implementing a biometrics-based contactless smart card border-crossing system to a consortium including EDS and OTI. The OTI SmartID access security solution is a key component of the ICTS IP@SS Smart Card Airport Security System adopted by Continental Airlines at Liberty Newark Airport, and, more recently, by Amsterdam Schiphol Airport.

Most recently, MasterCard launched PayPass, a contactless smart card payment program for consumers for use in traditional cash only locations that relies on OTI technology for key components. MasterCard is working with Citigroup, Chase, MBNA and others to test its PayPass with numerous merchants, including movie theaters and quick-serve restaurants. The results to date appear promising.

Commenting on the 2002 operating results, Oded Bashan, President and CEO of OTI stated, “2002 was an important year for OTI. While we turned down several projects with lower profit margins, our gross profit decreased only 2%, to $8.5 million from $8.7 million. Though revenues decreased by 10%, the Company successfully reduced its operating loss by 60% and its net loss by 47%. Clearly, the business developments and changes that have taken place at OTI during FY 2002 are working. Given the pipeline of new deals and the emerging effects of our financial discipline program, we expect to reach profitability during 2003.”

The Company will host a conference call to discuss these results on Monday March 31st, at 9:00AM, EST; 16:00 Germany time; 17:00 Israel time. To participate, please call: 1-866-220-1452 (U.S. toll free), 0-800-101-4905 (Germany toll free), 1-800-921-3978 (Israel toll free), +44 1452 542 300 (international), id code: OTI.

The conference call will also be available for replay starting 11AM EST on the day of the call until midnight April 6th, by calling 1-866-276-1167 (U.S.), 0 800 101 3104 (Germany) +44 1452 550 000 (international), replay access number 979804# About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. OTI has numerous successful installations of its products around the world. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact: Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

ON TRACK INNOVATIONS LTD.

CONSOLIDATED BALANCE SHEETS
US dollars in thousands, except share data

	December 31
	2001	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 6,030	$ 2,145
Short-term investments	1,946	1,664
Trade receivables (net of allowance for doubtful accounts of
$64 and $244 as of December 31, 2001 and 2002,
respectively)	2,983	1,982
Other receivables and prepaid expenses	1,091	838
Inventories	4,998	4,192

Total current assets	17,048	10,821

SEVERANCE PAY DEPOSITS FUND	682	743
PROPERTY, PLANT AND EQUIPMENT, NET	6,502	6,559
OTHER INTANGIBLE ASSETS, NET	5,730	513
GOODWILL	--	5,383

Total assets	$ 29,962	$ 24,019

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term	$ 3,333	$ 2,520
bank loans
Trade payables	3,178	2,176
Other current liabilities	2,463	2,175

Total current liabilities	8,974	6,871

LONG-TERM LIABILITIES
Long-term loans, net of current maturities	4,751	4,006
Convertible notes	--	169
Deferred revenues	716	716
Accrued severance pay	1,151	1,216

Total long-term liabilities	6,618	6,107

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.1 par value:
Authorized - 5,000,000 shares as of
December 31, 2001 and 2002;
Issued and outstanding - 1,589,311 and 1,817,156 shares
as of December 31, 2001 and 2002, respectively	47	52
Additional paid-in capital	44,823	48,147
Deferred stock compensation	(541)	(1,115)
Accumulated other comprehensive income	37	201
Accumulated deficit	(29,996)	(36,244)

Total shareholder's equity	14,370	11,041

Total liabilities and shareholders' equity	$ 29,962	$ 24,019

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

	Year ended December 31
	2000	2001	2002
REVENUES
Products	$ 12,498	$ 18,217	$ 15,492
Non-recurring engineering	89	500	952
Licensing and transaction fees	62	495	651
Customer service and technical
support	428	676	868

Total revenues	13,077	19,888	17,963

COST OF REVENUES
Products	6,405	10,727	8,740
Non-recurring engineering	89	20	216
Customer service and technical
support	332	491	546

Total cost of revenues	6,826	11,238	9,502

Gross profit	6,251	8,650	8,461

OPERATING EXPENSES
Research and development	4,947	6,768	4,459
Less - participation by the Office
of the Chief Scientist	1,031	599	1,103

Research and development, net	3,916	6,169	3,356
Selling and marketing	7,030	6,585	3,869
General and administrative	3,656	4,668	5,183
Amortization of goodwill and
intangible assets	472	1,124	161
Other expenses	599	340	--

Total operating expenses	15,673	18,886	12,569

Operating loss	(9,422)	(10,236)	(4,108)
Financial income, net	819	71	41
Other expenses, net	--	(1,581)	(1,955)

Loss before income taxes	(8,603)	(11,746)	(6,022)
Tax benefit (taxes on income)	58	47	(207)

	(8,545)	(11,699)	(6,229)
Minority interest in losses (earnings)
Of subsidiaries	250	15	(19)

Net loss	$ (8,295)	$ (11,684)	$ (6,248)

Basic and diluted net loss per share	$ (5.60)	$ (7.49)	$ (3.76)

Weighted average number of shares
used in computing net loss per
shares - basic and diluted	1,480,494	1,559,490	1,661,170

ITEM I.4

OTI Contact: Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

OTI AND MASTERCARD ENHANCE MOVIE EXPERIENCE FOR LOEWS
CINEPLEX CUSTOMERS WITH MASTERCARD PAYPASS™

Faster Movie Ticket and Concession Lines Are Part of MasterCard’s Contactless Payment Trial in Orlando

Cupertino, CA– April 2, 2003 – On Track Innovations, Ltd., also known as OTI (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, today announced that it is providing integrated point-of-sale solutions to Loews Cineplex as part of MasterCard’s PayPass™ trial in Orlando, Florida.

Representing an industry first, OTI has developed a reader for MasterCard PayPass that allows customers to pay for admission tickets, as well as their snacks at the concession stands, by simply placing their MasterCard PayPass enabled payment cards in front of a glass window. The unique OTI SMART Antenna allows the card readers to function smoothly through the glass so that the payment card never has to leave the customer’s hand. This solution is currently installed at the Loews Universal Cineplex in Orlando, one of the country’s largest movie theater multiplexes.

OTI’s technology is an integral part of MasterCard’s PayPass program, with different applications using varying components and services. Numerous leading financial institutions employ OTI’s contactless smart card manufacturing technology and personalization software, while merchants utilize reader solutions and related software. For example, OTI provided a turnkey PayPass drive-thru solution for one local Orlando retailer.

Ohad Bashan, President and CEO of OTI America stated, “OTI is proud to be working with Loews Cineplex as a part of the MasterCard PayPass trial. As every moviegoer knows, the most frustrating aspect of going to the movies is waiting on the ticket and concession lines. You want to get your seats quickly and purchase refreshments before the movie starts. Our reader solution provides Loews with an innovative point-of-sale device that speeds up these transactions with a minimum investment in upgrading the existing POS terminal. Our technology allows Loews’ staff to focus on great customer service without sacrificing crucial counter space.”

About MasterCard PayPass™:

MasterCard PayPass™ is a new “contactless” payment program that provides consumers with a simpler way to pay. Using MasterCard PayPass, consumers tap their payment card on, or wave them in front of, a specially equipped merchant terminal, eliminating the need to swipe the card through a reader. The new solution is ideal for quick payment environments where speed is essential, such as quick serve and casual restaurants, gas stations, drug stores, supermarkets and movie theaters. MasterCard PayPass is currently being trialed with three of MasterCard’s key member financial institutions in a pilot that involves more than 15,000 cardholders and approximately 40 merchant locations in Orlando, Florida. For additional information, please visit www.paypass.com.

About OTI:

Established in 1990, OTI (Nasdaq: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Some of OTI’s customers include: BP, MasterCard International, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit our website at www.otiglobal.com

###

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

ITEM I.5

OTI Contact: Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

ABSA, LARGEST COMMERCIAL BANK IN SOUTH AFRICA, JOINS OTI’S
FUELMASTER EXPRESS PROGRAM

– – –

Provides FuelMaster Express Network with Potentially 400,000 Motorists

Cupertino, California – April 15, 2003 –OTI (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based, smart card solutions, today announced that ABSA Bank, the largest commercial bank in South Africa, has joined the FuelMaster Express program, geared towards private motorists.

ABSA, South Africa’s leading financial services brand, has the largest fuel card customer base in the country. ABSA’s participation in the program gives BP and Exel (BP’s FuelMaster alliance partner) access to an extensive customer base of over 400,000 motorists. By virtue of this alliance, customers issued with the FuelMaster Express key fobs will be able to use it at BP and Exel sites on an interoperable basis.

OTI’s fuel management system, branded by BP as FuelMaster, monitors and expedites the fueling and payment process for fleets. The system permits the fueling of designated vehicles only, thus eliminating potential fraud. It also brings convenience to fleet managers by providing comprehensive billing, while reporting fuel consumption and mileage.

FuelMaster Express, which was originally launched in conjunction with Standard Bank, is aimed at private motorists, enabling them to pay for gasoline at the pump. In the future, it will also allow drivers to pay for other services and products at the gas station and earn loyalty points for these purchases.

In 2002, over 100 million liters (26 million gallons) of fuel were dispensed through the FuelMaster System, for which OTI receives a volume-based fee and a monthly management fee for back-office service. For the FuelMaster Express program, OTI also receives a fee per key fob and a monthly management fee for administrative services. The Company expects approximately 150 million liters (40 million gallons) of fuel to be dispensed in 2003, with an additional 20 million liters (5.2 million gallons) dispensed just through the FuelMaster Express program.

OTI recently assisted BP in a major breakthrough, by developing a program using OTI products, which enabled BP to set up mobile, on-site issuing stations at top FuelMaster Express sites, avoiding time and costs associated with signing new customers.

The OTI platform is an integral part of both BP and Exel’s e-commerce strategy. Applications such as toll payments, in-store purchases and loyalty programs will be hosted on the FuelMaster Express key fobs. BP has implemented OTI’s technology throughout 500+ sites, with additional sites earmarked for installation in 2003. The agreement with Exel will boost the current network of FuelMaster sites by about 25% and the number of end-users by 40% over the next two years.

“It has always been the intention of the FuelMaster alliance to extend the FuelMaster Express program to other major financial institutions. ABSA’s participation in the program further validates the platform and strengthens this alliance,” stated Charlotte Hambly-Nuss, Managing Director of OTI Africa.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

###

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

ITEM I.6

OTI Contact: Galit Mendelson Director of Corporate Communication, OTI 212 531 3247 galit@otiglobal.com	Agency Contacts: Paul Holm and Leon Zalmanov PortfolioPR 212 736 9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

OTI LAUNCHES SMART ANTENNA FOR SECURED CONTACTLESS PAYMENT SOLUTIONS
– – –
Connects to Existing POS Terminal with Minimal Footprint;
Market Ready “Plug and Play”;
Will be Demonstrated at CTST Show in Orlando, Booth #549

Orlando, Florida– May 12, 2003 – Today at the CardTech/SecurTech Show, OTI (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, announced the commercial launch of its “SMART Antenna” – providing plug and play optimal performance to support contactless payment solutions, in terms of legacy systems, throughput, and reliability.

The OTI SMART Antenna, built on the successful Saturn reader product line, uses a patented technology and product platform to provide a highly secure, reliable, and easy to use merchant solution. It can be easily integrated with fuel station POS and dispensers, POS terminals and mass transit fare box equipment, reducing both implementation costs and time to market. It is fully compliant with the ISO14443 standard. The SMART Antenna’s small footprint, combined with its security and reader platform flexibility, provides maximum functionality in minimum space for retail environments, allowing customers an easy migration path to support contactless products such as cashless and loyalty program.

The Saturn reader and SMART Antenna merchant solution is currently being used in the MasterCard PayPass™ trial in Orlando, Florida, where Loews Cineplex, several drive-thru fast food locations and a variety of other businesses are participating.

OTI will demonstrate the SMART antenna at the CTST show in Orlando, booth #549, on May 13-15, along with its Saturn product line, EasyFuel petroleum application, SmartID secured access control solution and payment solutions for the micro payments industry.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

###

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: May 15, 2003